UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 5, 2002

Anthony J. Horan
Corporate Secretary
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 2, 2002

Dear Mr. Horan:

This is in response to your letter dated January 2, 2002 concerning the shareholder proposal submitted to J.P. Morgan Chase by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 2, 2002

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: Bartlett Naylor

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the Company), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the Proxy Materials) for its 2002 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Bartlett Naylor by electronic mail dated November 16, 2001 (the Proposal).

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(12).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 21, 2002 and we currently intend to mail to stockholders definitive Proxy Materials for the meeting on or about March 25, 2002. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company. To the extent that the position taken by the Company is based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2) enclosed are:

(1) Seven copies of this letter which is the statement of the reasons why the Company considers the omission to be proper; and

(2) Six copies of the Proposal, together with the supporting statement (Exhibit A).

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

We are simultaneously providing Mr. Naylor a copy of this letter and notifying Mr. Naylor of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j).

Please date stamp one copy of this letter and return it to my attention in the envelope enclosed.

The Proposal Substantially Duplicates Another Proposal That Failed to Receive the Support Required for Resubmission at the Company's 2001 Annual Meeting - Rule 14a-8(i)(12)

Rule 14a-8(i)(12)(ii) permits a company to exclude a proposal that deals with substantially the same subject matter as another proposal previously included in a company's proxy materials within the preceding 5 calendar years, at any meeting held within 3 calendar years of the last time the proposal was included if the proposal received less than 6% of the vote on its last submission if proposed twice previously within the preceding 5 calendar years.

On November 16, 2001, Mr. Bartlett Naylor advised the Company by electronic mail that he intended to submit the following resolution to the Company's 2002 Annual Meeting of Stockholders:

"RESOLVED: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

A copy of Mr. Naylor's Proposal and Supporting Statement (the Naylor Proposal) is attached as Exhibit A.

A substantially similar proposal by Richard A. Dee was included in the Company's proxy materials for the 2000 Annual Meeting of Stockholders held on May 16, 2000 and again at the 2001 Annual Meeting of Stockholders held on May 15, 2001 (the Dee Proposal). The following is the paragraph from the Dee Proposal that requested the Company to take steps similar to those recommended in the Naylor Proposal:

"It is hereby requested that the Board of Directors promptly adopt a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes that they should be elected."

A copy of the Dee Proposal as it appeared in the Company's 2000 and 2001 Proxy Statements in its entirety is attached as Exhibit B.

At the 2001 Annual Meeting of the Company's stockholders, the Dee Proposal received less than 6% of the vote. An excerpt from the Company's 10Q for the second quarter of 2001, disclosing votes for and against the Dee Proposal is attached as Exhibit C.

The Commission's staff (the Staff) has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(12). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ some in terms and breadth. See: *AT&T Corporation (available February 17, 1998); General Motors Corporation (available March 18, 1999); Merck & Co. (available January 28, 1999); Exxon Corporation (available January 11, 1993).* The core issue addressed by both the Naylor Proposal and the Dee Proposal is that the Company should propose two nominees for each vacant directorship.

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from the Proxy Materials for the Company's 2002 Annual Meeting of Stockholders. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

AJH:vcs

cc: Mr. Bartlett Naylor
Jeremiah Thomas, Esq.

* * *

EXHIBIT A

STOCKHOLDER PROPOSAL BY BARLETT NAYLOR SUBMITTED FOR 2002 ANNUAL MEETING OF STOCKHOLDERS OF J.P. MORGAN CHASE & CO.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems.

As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit any embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

I urge you to vote FOR this proposal.

EXHIBIT A

STOCKHOLDER PROPOSAL BY BARLETT NAYLOR SUBMITTED FOR 2002 ANNUAL MEETING OF STOCKHOLDERS OF J.P. MORGAN CHASE & CO.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems.

As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit any embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

I urge you to vote FOR this proposal.

EXHIBIT A

STOCKHOLDER PROPOSAL BY BARLETT NAYLOR SUBMITTED FOR 2002 ANNUAL MEETING OF STOCKHOLDERS OF J.P. MORGAN CHASE & CO.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems.

As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit any embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

I urge you to vote FOR this proposal.

EXHIBIT A

STOCKHOLDER PROPOSAL BY BARLETT NAYLOR SUBMITTED FOR 2002 ANNUAL MEETING OF STOCKHOLDERS OF J.P. MORGAN CHASE & CO.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems.

As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit any embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

I urge you to vote FOR this proposal.

EXHIBIT A

STOCKHOLDER PROPOSAL BY BARLETT NAYLOR SUBMITTED FOR 2002 ANNUAL MEETING OF STOCKHOLDERS OF J.P. MORGAN CHASE & CO.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems.

As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

Our company should offer a rational choice when shareholders elect directors.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Presumably this would add rigor, which I believe is justified by the responsibility of board directors. (Management could print a nominee's name advanced by an independent shareholder to limit any embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

I urge you to vote FOR this proposal.

Exhibit B **Richard A. Dee Proposal**

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. *With no choice of candidates, there is no election.*

"Approval of this Corporate Governance proposal will provide Chase Manhattan stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often must divide their time between many boards, take office unopposed.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — there will be no practical means for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose backgrounds qualify them well to oversee a company business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Chase Manhattan stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Chase Manhattan stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those accustomed to being 'selected.'

"Please vote FOR this proposal."

Exhibit B **Richard A. Dee Proposal**

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. *With no choice of candidates, there is no election.*

"Approval of this Corporate Governance proposal will provide Chase Manhattan stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often must divide their time between many boards, take office unopposed.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — there will be no practical means for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose backgrounds qualify them well to oversee a company business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Chase Manhattan stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Chase Manhattan stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those accustomed to being 'selected.'

"Please vote FOR this proposal."

Exhibit B **Richard A. Dee Proposal**

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. *With no choice of candidates, there is no election.*

"Approval of this Corporate Governance proposal will provide Chase Manhattan stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often must divide their time between many boards, take office unopposed.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — there will be no practical means for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose backgrounds qualify them well to oversee a company business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Chase Manhattan stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Chase Manhattan stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those accustomed to being 'selected.'

"Please vote FOR this proposal."

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. *With no choice of candidates, there is no election.*

"Approval of this Corporate Governance proposal will provide Chase Manhattan stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often must divide their time between many boards, take office unopposed.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — there will be no practical means for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose backgrounds qualify them well to oversee a company business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Chase Manhattan stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Chase Manhattan stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those accustomed to being 'selected.'

"Please vote FOR this proposal."

Exhibit B **Richard A. Dee Proposal**

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. *With no choice of candidates, there is no election.*

"Approval of this Corporate Governance proposal will provide Chase Manhattan stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often must divide their time between many boards, take office unopposed.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — there will be no practical means for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose backgrounds qualify them well to oversee a company business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Chase Manhattan stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Chase Manhattan stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those accustomed to being 'selected.'

"Please vote FOR this proposal."

Exhibit B **Richard A. Dee Proposal**

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. *With no choice of candidates, there is no election.*

"Approval of this Corporate Governance proposal will provide Chase Manhattan stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often must divide their time between many boards, take office unopposed.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — there will be no practical means for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose backgrounds qualify them well to oversee a company business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Chase Manhattan stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Chase Manhattan stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those accustomed to being 'selected.'

"Please vote FOR this proposal."

Exhibit C **Dee Proposal**

Excerpt from J.P.Morgan Chase & Co. 10Q for Second Quarter of 2001

-53-
<PAGE> 54

Item 4 (4) Stockholder Proposal Re: Director Nomination Procedures

A proposal by Richard A. Dee requesting that the Board of Directors adopt a policy requiring the Governance Committee to nominate two candidates for each directorship to be filled upon voting at the annual meetings was rejected by 95.43% of the votes cast. The vote "for" was 57,878,960, and the vote "against" was 1,208,455,330. The number of votes abstaining was 41,326,765, and there were 286,025,331 broker non-votes.

Excerpt from J.P.Morgan Chase & Co. 10Q for Second Quarter of 2001

-53-
<PAGE> 54

Item 4 (4) Stockholder Proposal Re: Director Nomination Procedures

A proposal by Richard A. Dee requesting that the Board of Directors adopt a policy requiring the Governance Committee to nominate two candidates for each directorship to be filled upon voting at the annual meetings was rejected by 95.43% of the votes cast. The vote "for" was 57,878,960, and the vote "against" was 1,208,455,330. The number of votes abstaining was 41,326,765, and there were 286,025,331 broker non-votes.

Exhibit C **Dee Proposal**

Excerpt from J.P.Morgan Chase & Co. 10Q for Second Quarter of 2001

-53-
<PAGE> 54

Item 4 (4) Stockholder Proposal Re: Director Nomination Procedures

A proposal by Richard A. Dee requesting that the Board of Directors adopt a policy requiring the Governance Committee to nominate two candidates for each directorship to be filled upon voting at the annual meetings was rejected by 95.43% of the votes cast. The vote "for" was 57,878,960, and the vote "against" was 1,208,455,330. The number of votes abstaining was 41,326,765, and there were 286,025,331 broker non-votes.

Excerpt from J.P.Morgan Chase & Co. 10Q for Second Quarter of 2001

-53-
<PAGE> 54

Item 4 (4) Stockholder Proposal Re: Director Nomination Procedures

A proposal by Richard A. Dee requesting that the Board of Directors adopt a policy requiring the Governance Committee to nominate two candidates for each directorship to be filled upon voting at the annual meetings was rejected by 95.43% of the votes cast. The vote "for" was 57,878,960, and the vote "against" was 1,208,455,330. The number of votes abstaining was 41,326,765, and there were 286,025,331 broker non-votes.

Excerpt from J.P.Morgan Chase & Co. 10Q for Second Quarter of 2001

-53-
<PAGE> 54

Item 4 (4) Stockholder Proposal Re: Director Nomination Procedures

A proposal by Richard A. Dee requesting that the Board of Directors adopt a policy requiring the Governance Committee to nominate two candidates for each directorship to be filled upon voting at the annual meetings was rejected by 95.43% of the votes cast. The vote "for" was 57,878,960, and the vote "against" was 1,208,455,330. The number of votes abstaining was 41,326,765, and there were 286,025,331 broker non-votes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 2, 2002

The proposal urges J.P. Morgan Chase's board to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials to the extent required by law and is J.P. Morgan Chase's current practice with the single candidates it now proposes for each position.

We are unable to concur in your view that J.P. Morgan Chase may exclude the proposal under rule 14a-8(i)(12)(ii). We note in this regard that J.P. Morgan Chase & Co. was formed in a merger transaction that was effective on December 31, 2000, and therefore, it is our view that J.P. Morgan Chase may only consider proposals included in its proxy materials since that date in its 14a-8(i)(12) analysis. Accordingly, we do not believe that J.P. Morgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Keir Devon Gumbs
Special Counsel